As filed with the Securities and Exchange Commission on September 9, 1996
                                                REGISTRATION NO. 333-__________

===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C.  20549
                                   ----------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------
                                 UNICOMP, INC.
               (Exact name of registrant as specified in charter)

           COLORADO                                  87-1003745
   (State or other jurisdiction       (I.R.S. Employer Identification Number)
   of incorporation or organization)

                      1800 Sandy Plains Parkway, Suite 305
                            Marietta, Georgia  30066
                                 (770) 424-3684
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                STEPHEN A. HAFER
                Chairman, President and Chief Executive Officer
                                 UNICOMP, INC.
                      1800 Sandy Plains Parkway, Suite 305
                            Marietta, Georgia  30066
                                 (770) 424-3684
      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                    copy to:
                                 DAVID F. EVANS
                               DAVID K. ARMSTRONG
                                 SNELL & WILMER
                          111 East Broadway, Suite 900
                           Salt Lake City, Utah 84111
                                 (801) 237-1900

                             ----------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                              --------------------

                        CALCULATION OF REGISTRATION FEE

================================================================================
 Title of each                      Proposed         Proposed
    class of         Amount         maximum           maximum        Amount of
securities to be      to be      offering price      aggregate      registration
   registered      registered     per unit(1)    offering price(1)     fee(1)
  ------------    -------------  -------------     -------------    -----------
  Common Stock       125,000             $5.938           $742,250       $255.95
================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933. Calculated on the basis of the average of the high and low prices of the Registrant's Common Stock on Nasdaq National Market System as of a specified date within five (5) business days immediately preceding the 6th day of September 1996.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

PROSPECTUS

                                 UNICOMP, INC.
         1800 SANDY PLAINS PARKWAY, SUITE 305, MARIETTA, GEORGIA  30066
                           TELEPHONE:  (770) 424-3684
                         125,000 SHARES OF COMMON STOCK

     This Prospectus relates to the resale by certain Shareholders (collectively, the "SELLING SHAREHOLDERS") of an aggregate of 125,000 shares (the "SHARES") of common stock, par value $0.01 per share ("COMMON STOCK"), of UniComp, Inc., a Colorado corporation (the "COMPANY"), previously acquired by such Selling Shareholders. The Company's Common Stock is listed on the Nasdaq National Market System ("NASDAQ") under the symbol "UCMP." All Shares are being offered for sale from time to time by the Selling Shareholders (see caption "Selling Shareholders") or by pledgees, donees, transferees, or other successors of such Selling Shareholders, on Nasdaq or otherwise at market prices then prevailing or at negotiated prices then obtainable. See "Plan of Distribution."

     The Company has agreed to pay certain of the expenses of the Selling Shareholders pursuant to this Prospectus but will not receive any of the proceeds from the sale of the Shares offered pursuant hereto by the Selling Shareholders. For further information concerning offerings of the Shares from time to time hereunder by the Selling Shareholders, see "Plan of Distribution."

     The Selling Shareholders directly or through agents, dealers, or underwriters designated from time to time may sell the Shares on terms to be determined at the time of sale. To the extent required, the amount of the Shares to be sold, the names of the Selling Shareholders, purchase price, public offering price, the names of any such agent, dealer, or underwriter, and any applicable commission or discount with respect to a particular offering of the Shares will be set forth in an accompanying Prospectus Supplement. The aggregate proceeds to the Selling Shareholders from the sale of the Shares hereunder will be the purchase price thereof less the aggregate commissions and discounts, if any, and other expenses of the distribution not borne by the Company. See "Plan of Distribution."

     THE PURCHASE OF THE SHARES INVOLVES A HIGH DEGREE OF RISK. PRIOR TO PURCHASE EACH PROSPECTIVE INVESTOR SHOULD CONSIDER VERY CAREFULLY THE INFORMATION PRESENTED UNDER THE CAPTION "RISK FACTORS" AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


      The date of this Prospectus is September 9, 1996.

                           THE REGISTRATION STATEMENT

     UniComp, Inc. (the "COMPANY") has filed with the Securities and Exchange Commission (the "COMMISSION") in Washington, D. C. a registration statement (the "Registration Statement") under the Securities Act of 1933, as amended (the "ACT") relating to this Prospectus. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the Rules and Regulations of the Commission. For further information pertaining to the shares hereby offered and to the Company, reference is made to the Registration Statement, including exhibits filed as part thereof, copies of which may be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, (the "EXCHANGE ACT") and in accordance therewith files reports and other information with the Commission. Reports, proxy and information statements and other information filed by the Company can be obtained at prescribed rates from the Public Reference Section of the Commission, or may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission:
Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048, and Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

     The Commission also maintains a site on the World Wide Web that contains reports, proxy and information statements and other information regarding registrants that file elctronically with the Commission. The address of such site is http://www.ses.gov.

     The Company's Common Stock is traded on the Nasdaq National Market Reporting System. Reports, proxy and information statements, and other information concerning the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., located at 1735 "K" Street, N.W., Washington, D.C. 20006.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents previously filed by the Company with the Commission (File No. 0-15671) are incorporated herein by reference:

           (a) The Company's Annual Report on Form 10-K for the fiscal year ended February 29, 1996.

           (b) The Company's current report on Form 8-K dated April 16, 1996 and as amended on Form 8-K/A dated June 27, 1996.

           (c) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 1996 (the "MAY 31, 1996 REPORT").

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act after the filing date of the May 31, 1996 Report and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which de-registers all such securities then remaining unsold, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the time of filing of such documents.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed documents which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or so superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that the Prospectus incorporates). Written or oral requests for such copies should be directed to UniComp, Inc., Corporate Secretary, 1800 Sandy Plains Parkway, Suite 305, Marietta, Georgia 30066, telephone (770) 424-3684.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Prospectus.

                                  RISK FACTORS

     The purchase of the Shares involves a high degree of risk. Prior to purchase each prospective investor should consider very carefully the information presented under the caption "Risk Factors" as well as the other information set forth in this Prospectus.

                                  THE COMPANY

     UniComp is a provider of information technologies for businesses across a spectrum of industries. The Company's products and services are designed to address a customers' need to respond to rapidly changing technology and the movement toward open or portable platforms.

     The estimated $38 billion information technology industry is characterized by rapid change which tends to increase the cost of maintaining internal information technology resources. The Company believes that businesses striving to compete in the marketplace are required to upgrade information systems and skill sets. As a result, more businesses will move toward outsourcing their information requirements.

     Rapidly changing technology has also led to increased market acceptance of open systems and customer demand for information technology based on such systems. The Company believes that decreasing prices, increasing functionality in information technology products and the inherent constraints of IBM company platforms have also supported the trend toward open systems. Changing to new computing platforms often results in significant disruption of business operations as users are retrained and software errors discovered and corrected. Even more critical is the potential loss of data contained in existing databases that may result from a change to new applications software.

     In response to this evolving environment the Company offers services and products in three primary areas: information technology services, platform-migration software and payment-processing systems.

     The Company was incorporated in Colorado in 1985. Its executive offices are located at 1800 Sandy Plains Parkway, Suite 305, Marietta, Georgia 30066 and its telephone number is (770) 424-3684. Unless the context otherwise indicates, references to "UniComp" or the "Company" include UniComp, Inc. and its wholly-owned subsidiaries.

                               SECURITIES OFFERED


Common Stock. . . . . . . . . . . . . . . . . .    125,000 shares

Common Stock Outstanding After
this Offering . . . . . . . . . . . . . . . . . .  5,590,245 shares

Use of Proceeds . . . . . . . . . . . . . . . . .  The Company will not receive any of the proceeds from the
                                                   sale of the Shares offered
                                                   pursuant to this Prospectus
                                                   by the Selling Shareholders.

Nasdaq Symbol. . . . . . . . . . . . . . . . . .   UCMP

                                  RISK FACTORS

     THE FOLLOWING FACTORS, IN ADDITION TO THE INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS, SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE SHARES.


HIGHLY COMPETITIVE INFORMATION TECHNOLOGY INDUSTRY

     The information technology industry is intensely competitive and subject to rapid change. The Company believes the principal competitive factors it faces include reputation and quality of service, relative price and performance, technical expertise and product availability. The Company's competitors in the information technology services market include the installation and service organizations within established computer language manufacturers and regional systems integrators, software and hardware distributors and systems consultants. Some of the Company's current and potential competitors have longer operating histories and financial, sales, marketing and technical resources that are substantially greater than those of the Company. As a result, the Company's competitors may be able to adapt more quickly to changes in customer needs or to devote greater resources than the Company to sales, marketing and product development. As the markets in which the Company competes have matured, product price competition has intensified and is likely to continue to intensify. Such price competition could adversely affect the Company's results of operations. There can be no assurance that the Company will be able to continue to compete successfully with existing or new competitors.

DEPENDENCE ON FOREIGN SALES

     The Company's total revenues from international operations represented 83.7%, 84.7% and 78.4% of the Company's total revenues for fiscal years 1996, 1995 and 1994, respectively. The Company expects that its international operations will continue to account for a significant percentage of its total revenues. Certain risks are inherent in international operations, including unexpected changes in regulatory requirements, currency exchange rate fluctuations, changes in trade policy or tariff regulations, customs matters, longer payment cycles, higher tax rates or additional withholding requirements, difficulty in enforcing agreements, intellectual property protection difficulties, foreign collection problems and military, political and transportation obstacles. In addition, foreign operations involve uncertainties arising from local business practices, cultural considerations and international political and trade tensions. Most of the Company's revenues are denominated in United States dollars or British pounds. Because of the Company's United States and United Kingdom operations, the denomination of the Company's revenue and expenses tend to be made in corresponding currencies. As a result, to date, management of the Company has determined not to hedge against foreign currency exchange rate risks. The Company may in the future seek to implement hedging techniques with respect to foreign currency transactions. There can be no assurance, however, that such hedging activities would successfully protect against foreign currency exchange losses or against other international sales risks such as exchange limitations, price controls or other foreign currency restrictions.

RAPID TECHNOLOGICAL CHANGE AND INTRODUCTION OF NEW PRODUCTS AND SERVICES

     The information technology industry is characterized by rapid technological advances, changes in customer requirements and frequent new product introductions and enhancements, which could disrupt the Company's services business and render the Company's products obsolete. The Company's future success will depend in large part on its ability to anticipate and respond to such advances, changes and new product introductions. Any failure by the Company to do so could have a material adverse effect on the Company's competitive position and results of operations. The market for the Company's platform migration software is highly competitive. The Company believes that the principal competitive factors in this business include product performance, time to market for new product introductions, adherence to industry standards, price and marketing and distribution resources. The market for the Company's payment-processing systems is also highly competitive. The Company believes that the principal competitive factors include the ability to provide a comprehensive, integrated payment processing system, product performance, time to market for new product introductions, adherence to industry standards, price, marketing and distribution resources. In addition, the Company is subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in development or failure of products to perform as expected. In February 1996 the Company released version 1.05 of its UNIBOL400 product, which is the first version offered for widespread commercial distribution. The UNIBOL400 product has yet to achieve a substantial installed user base. There can be no assurance as to when, if ever, the UNIBOL400 product will attract a substantial number of users.

POTENTIAL FOR DELAYS IN PRODUCT INTRODUCTION

     The Company has previously experienced significant delays in developing and introducing new products, and there can be no assurance that it will be able to introduce future products on a timely basis. Delays in product development and introduction may have an adverse effect on the product's success and the Company's reputation and operating results, and may allow competitors to introduce products and gain market share during any such delays. Any failure by the Company to timely develop and introduce new products and product enhancements that are responsive to market conditions and customer requirements may have an adverse effect on the Company's business, operating results and financial condition. Furthermore, the complex software products developed by the Company may contain undetected errors when first introduced or when new versions are released. There can be no assurance that current or future releases of Company products will not contain errors or that any such errors will not result in loss or delay of market acceptance of such products.

MANAGEMENT OF OVERSEAS OPERATIONS

     As of August 31, 1996, approximately 200 of the Company's 230 employees work in the Company's Belfast, Northern Ireland facilities. This geographical distance, as well as the time-zone differences, can isolate management from operational issues, delay communications and require devotion of a significant amount of time, effort and expense to international travel. There can be no assurance that the Company will not face significant management demands associated with its international operations in the future. Any significant disruption in the management of the Company's international operations could have a material adverse effect on the Company's business, operating results and financial condition.

OPERATIONS IN NORTHERN IRELAND

     A substantial majority of the Company's personnel and operations are located in Northern Ireland. In addition, approximately 83.7% of the Company's fiscal year 1996 net revenues are attributable to operations in Northern Ireland. Northern Ireland has historically experienced periods of religious, civil and political unrest. There can be no assurance that further unrest in Northern Ireland will not occur, which could disrupt the Company's product development programs and have a material adverse effect on the Company's operating results and financial condition. In fiscal years 1996, 1995 and 1994, the Company received grants of $389,000, $369,000 and $285,000, respectively, from the government of Northern Ireland to fund the Company's research and development programs. The Company's use of these funds is subject to various rules and regulations, including the requirement that the Company repay such funds in the event it removes certain operations from Northern Ireland. There can be no assurance that the Company will continue to be eligible for or will receive similar grants in the future or, if such grants are received, whether additional restrictions will not apply to the Company's use of such funds.

RISK OF ACQUISITION PROGRAM

     A substantial portion of the Company's growth to date has been largely attributable to its acquisition program which has primarily been driven by opportunities that have presented themselves to the Company. Significant administrative, operational and financial resources are required to successfully integrate and manage the Company's diverse businesses. There are numerous operational and financial risks involved in managing acquired businesses, including difficulties in assimilating acquired operations, diversion of management's attention to other business concerns, amortization of acquired intangible assets, increases in administrative costs, additional costs associated with debt or equity financing and potential loss of key employees or customers of acquired operations. There can be no assurance that the Company will be successful in integrating its current acquisitions or retaining and motivating key personnel of acquired companies. Any failure to integrate the Company's current and potential future businesses, maintain and expand the acquired customer and technology base and retain and motivate key employees of acquired companies could have an adverse effect on the Company's business, operating results and financial condition.

COMPETITIVE MARKET FOR TECHNICAL PERSONNEL AND RETENTION OF KEY EMPLOYEES

     The Company's success depends in part on its ability to attract, hire, train and retain qualified managerial, technical and sales and marketing personnel. Competition for such personnel is intense. There can be no assurance that the Company will be successful in attracting and retaining the technical personnel it requires to conduct and expand its operations successfully. The Company's results of operations could be materially adversely affected if the Company were unable to attract, hire, train and retain qualified personnel.

     The Company's success depends to a significant extent on the continued service of Stephen A. Hafer, its President and Chief Executive Officer, and other members of the Company's executive management, including J. Patrick Henry, the loss of any one of whom could have a material adverse effect on the Company's business, operating results and financial condition. None of the Company's executive officers is party to a written employment agreement or noncompete agreement with the Company. The Company has purchased $1 million key-person life insurance policies on the lives of each of Messrs. Hafer and Henry.

UNCERTAINTY OF FUTURE RESULTS

     Product revenues generated by the Company's software products are difficult to forecast because of the evolving product lifecycle for the UNIBOL36 product, the recent introduction of the UNIBOL400 product and the recent acquisition of its payment-processing systems business. In addition, although the Company's service revenues are more predictable than its product revenues, unexpected variations in job pricing and complexity can have an adverse effect on the profitability of customer service projects. The Company bases its expense levels in significant part on its expectations of future product revenues and service demands, which are therefore relatively fixed in the short term. If demand for the Company's products and services is below expectations, operating results would be adversely affected.

DEPENDENCE ON PROPRIETARY TECHNOLOGY

     Much of the Company's future success depends on its ability to protect its proprietary technology. The Company relies principally on trade secret, copyright law, nondisclosure agreements and other contractual arrangements to protect such proprietary technology. There can be no assurance that such measures will be adequate to protect the Company from infringement by others of its technologies or that the Company will be effective in preventing misappropriation of its proprietary rights. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States.

CONTROL BY MANAGEMENT AND PRINCIPAL SHAREHOLDERS

     As of August 31, 1996, the Company's executive officers and directors and their affiliates beneficially hold an aggregate of approximately 28.5% of the Company's outstanding shares of Common Stock. As a result, these shareholders, acting together, may be able to significantly influence many matters requiring approval by the shareholders of the Company, including the election of directors.

VOLATILITY OF STOCK PRICE

     The Common Stock is currently quoted on the Nasdaq National Market. The market price of the Common Stock could be subject to significant fluctuations in response to quarterly variations in the Company's operating results, changes in earnings estimates by analysts, announcements of new products or services offered by the Company or its competitors, loss of key customers, distributor or vendor relationships, general conditions in the computer software industry, or other events or factors, including events or factors that may be unrelated to the Company. Furthermore, in recent years, the stock market in general, and the market for shares of stock in technology companies in particular, has experienced extreme price fluctuations. Such fluctuations could materially and adversely affect the market price of the Common Stock in the future.

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. Upon completion of this offering, in addition to the 125,000 shares offered hereby, approximately 3,691,595 shares, will be immediately eligible for resale in the public market without restriction under the Securities Act of 1933, as amended (the "Securities Act"). Approximately 1,898,650 shares of Common Stock are eligible for sale in the public market, subject to the provisions of Rule 144 under the Securities Act.

     Based on registration rights of certain holders of Common Stock the Company is required to use its best efforts to file registration statements in April 1997 and April 1998 for the resale of 125,000 shares and 250,000 shares, respectively, to the public.

     As of August 31, 1996, there were stock options and warrants outstanding to purchase an aggregate of 1,002,500 shares of Common Stock, 270,000 of which were subject to then-exercisable options. The remainder of these options and warrants become exercisable at various points over the nest four years. The Company has filed a Registration Statement on Form S-8 to register an aggregate 1,200,000 shares of Common Stock reserved for issuance under the Company's LTI Plan, thus permitting the resale of such shares in the public market without restriction under the Securities Act upon the expiration of the lock-up agreements described above and in accordance with Rule 144, if applicable.

ANTITAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS

     The Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of Common Stock. The Company has no present plans to issue shares of Preferred Stock. Furthermore, certain provisions of the Company's charter documents, may have the effect of delaying or preventing changes in control or management of the Company, which could have an adverse effect on the market price of the Common Stock. See "Description of Capital Stock."

NO DIVIDENDS ON COMMON STOCK

     The Company has not paid any cash dividends on Common Stock since its inception and does not anticipate paying cash dividends on the Common Stock in the foreseeable future.

                                  THE COMPANY

     UniComp is a provider of information technologies for businesses across a spectrum of industries. The Company's products and services are designed to address a customers' need to respond to rapidly changing technology and the movement toward open or portable platforms.

     The estimated $38 billion information technology industry is characterized by rapid change which tends to increase the cost of maintaining internal information technology resources. The Company believes that businesses striving to compete in the marketplace are required to upgrade information systems and skill sets. As a result, more businesses will move toward outsourcing their information requirements.

     Rapidly changing technology has also led to increased market acceptance of open systems and customer demand for information technology based on such systems. The Company believes that decreasing prices, increasing functionality in information technology products and the inherent constraints of IBM company platforms have also supported the trend toward open systems. Changing to new computing platforms often results in significant disruption of business operations as users are retrained and software errors discovered and corrected. Even more critical is the potential loss of data contained in existing databases that may result from a change to new applications software.

     In response to this evolving environment the Company offers services and products in three primary areas: information technology services, platform-migration software and payment-processing systems.

     Information Technology Services

     The Company provides a wide variety of information technology services composed of maintenance and support services, installation and integration of software and hardware systems and outsourcing of information technology services and products. Maintenance and support services consist of all aspects of system upkeep including computer system maintenance, technical support and training. Installation and integration services include system consulting and design, software installation and testing, custom software modification as well as a broad range of systems configuration and integration services for computer networks. The Company also seeks to provide all aspects of information technology services on an outsourced basis to medium sized businesses offering its customers an opportunity to reduce information technology overhead while continuing to respond to technological change. Outsourcing services include disaster recovery services, facilities management services and related information technology support services. These services are primarily performed in Northern Ireland where the Company is a leading provider of such services.

     Platform-Migration Software

     During the past several years, there has been a shift in the computer industry from proprietary toward open and portable systems. In response to the demand for applications software capable of running on multiple computing platforms, UniComp has developed platform-migration software and development tools that rehost existing code on an open computing platform. The Company believes that its UNIBOL rehosting solution allows businesses and Independent Software Vendors ("ISVs") to migrate their applications software to open systems in a more cost-effective manner than competing methodologies.
Rehosting enables businesses to retain their investment in existing software and databases. Rehosting also allows ISVs to expand their market opportunities without replacing or rewriting applications, retraining or replacing software developers or incurring the cost and disruption of re-engineering their products.

      Payment-Processing Systems

     Payment processing refers to the sequence of activities that occur among a customer, merchant and payment processor when goods or services are sold. Payment processing for commercial businesses has grown rapidly in recent years as a result of increased usage and a proliferation of the types of credit and debit cards and wider acceptance of such cards among merchants. Advances in payment processing and telecommunications technologies have been a key factor contributing to such growth. The Company believes that the transition from paper-based to electronic payment processing provides greater convenience to merchants and consumers, reduces fees charged to merchants, and facilitates faster, more accurate settlement of payments.

     The Company designs, develops and markets payment-processing systems that are designed to provide merchants a high degree of hardware independence by supporting a variety of hardware platforms, including personal computers, point-of-sale terminals and other peripheral devices. Payment processing systems include the software and hardware combinations that allow electronic settlement of payment transactions. The Company's strategy in the payment processing market is to focus its sales and marketing efforts on the relatively small number of large payment processors.

     The Company's strategy for achieving future growth focuses on continuing to provide high quality information technology services in the United Kingdom and becoming the leading provider of platform-migration software and hardware-independent payment-processing systems. Key elements of this strategy include: (a) leverage complementary businesses; (b) expand within existing geographic markets; (c) expand distribution channels; (d) invest in product development; and (e) acquire strategic businesses and technologies.


                                USE OF PROCEEDS

     The Shares are now being registered by the Company for the benefit of the Selling Shareholders and will be sold from time to time pursuant to this Prospectus by the Selling Shareholders. The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders. See "Selling Shareholders."

                              SELLING SHAREHOLDERS

     The 125,000 Shares offered hereunder are for the account of the Selling Shareholders identified below. None of the Selling Shareholders had any position, office or other material relationship with the Company or any of its predecessors or affiliates during the three years prior to the issuance of the Shares. The following table summarizes the Selling Shareholders' security ownership prior to this offering, the number of securities being offered by the Selling Shareholders and the number of securities owned by the Selling Shareholders after giving effect to this offering:


                              Number of Shares    Number of Shares    Number of Shares
                             Beneficially Owned   Being Registered    Owned After This
Name of Security Holder      Prior to Offering      for Resale          Offering(1)
- -----------------------     --------------------  -----------------   ----------------

George Gruber                     231,375              57,844              173,531

B. Michael Wilson, as
Custodian for Mary
Elizabeth Wilson                    4,628               1,157                3,471

B. Michael Wilson                 226,747              56,687              170,060

Robert L. Mendenhall                2,500                 625                1,875

Jeannine Cook                       7,500               1,875                5,625

Jim and Michele McDuffie            2,500                 625                1,875

W.J. Block                         11,000               2,750                8,250

Thomas J. Taaffe                    2,500                 625                1,875

Allen and Holly Uhlik              11,250               2,812                8,438
                                  -------             -------              -------
                                  500,000             125,000              375,000

                              PLAN OF DISTRIBUTION

     The securities offered hereby are to be offered solely through the selling efforts of the individual Selling Shareholders or their own brokers or dealers at market prices prevailing at the time of sale, or at negotiated prices. The Company has no arrangement, agreement, or understanding with any such broker or dealer with respect thereto. It is anticipated that customary brokerage commissions will be paid by the Selling Shareholders upon such sales.

- ------------
  (1) Assumes all shares being registered on behalf of the Selling Shareholders will be offered and sold.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

     The shares offered pursuant to this Prospectus are shares of Common Stock.

     The authorized capital stock of the Company consists of 30,000,000 shares, consisting of 25,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $1.00 per share.

COMMON STOCK

     As of August 31, 1996, 5,590,245 shares of Common Stock were issued and outstanding. Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Holders of Common Stock are entitled to such dividends, if any, as may be declared by the Board of Directors at its discretion out of funds legally available for that purpose, and to participate pro rata in any distribution of the Company's assets upon liquidation after the payment of all debts and payment to holders of Preferred Stock. Holders of Common Stock have no preemptive or conversion rights, nor are there any redemption or sinking fund rights with respect to the Common Stock. There is no cumulative voting with respect to the election of directors, which means that the holders of a majority of the shares can elect all the directors if they choose to do so. All outstanding shares of Common Stock are, and all shares of Common Stock offered hereby will be, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The Company currently has no shares of Preferred Stock outstanding and has no current plans to issue any shares of Preferred Stock. The Board of Directors has the authority to issue Preferred Stock from time to time in one or more series and, without further approval of the shareholders, to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each series of Preferred Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the rights of the holders of Common Stock.

     The potential issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, the Common Stock.

REGISTRATION RIGHTS

     In connection with the acquisition of the Company's payment processing technology, the Company issued 500,000 shares of Common Stock to the shareholders of Smoky Mountain (the "REGISTRABLE SHARES"). Such shareholders are entitled to certain registration rights with regard to the Registrable Shares. Subject to certain limitations, the Company must use its best efforts to register for resale on Form S-3, under the Securities Act: (i) 25% of the Registrable Shares which are being registered pursuant to this Prospectus, (ii) an additional 25% of the Registrable Shares by April 16, 1997, and (iii) the balance of the Registrable Shares by April 16, 1998. The Company has agreed to use its best efforts to cause such registration, and to maintain the effectiveness of registration statements covering the resale of the Registrable Shares, until such time as the Registrable Shares are either sold, otherwise transferred or become freely tradable.

ANTITAKEOVER CONSIDERATIONS

     The Company's Board of Directors has the authority, without shareholder approval, to issue up to 5,000,000 shares of Preferred Stock and to fix the rights and preferences thereof. This authority, together with certain provisions of the Company's Bylaws, may discourage takeover attempts or tender offers that could result in shareholders receiving a premium over the market price for the Common Stock or that shareholders may otherwise consider to be in their best interests.

INDEMNIFICATION OF OFFICERS AND DIRECTORS OF THE COMPANY

     In accordance with Colorado Law, the Company's Bylaws provide that the Company may indemnify any person who was or is made a party or is threatened to be made a party to any threatened, pending or completed action, by reason of being a director, officer, employee, fiduciary or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner reasonably believed to be in the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Corporate Stock Transfer, Denver, Colorado.

                                    EXPERTS

     The consolidated financial statements of UniComp, Inc. and its subsidiaries, included in the report on Form 10-K of the Company for the fiscal year ended February 29, 1996 and the financial statements of Smoky Mountain Technologies, Inc. included in the report on Form 8-K/A for the year ended December 31, 1995 incorporated by reference in this registration statement have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their reports dated May 23, 1996 and May 2, 1996, respectively, accompanying such financial statements, and are incorporated herein by reference in reliance upon the reports of such firm, which reports are given upon their authority as experts in accounting and auditing.

     The supplemental consolidated financial statements of UniComp, Inc. and its subsidiaries included in this registration statement have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report dated August 23, 1996, accompanying such financial statements, and are included herein in reliance upon the report of such firm, which report is given upon their authority as experts in accounting and auditing.

                                LEGAL MATTERS

     Certain legal matters relating to this Prospectus have been passed upon for the Company by Snell & Wilmer L.L.P., special counsel to the Company.

                               MATERIAL CHANGES

     On April 16, 1996, the Company completed its acquisition of Smoky Mountain Technologies, Inc. ("Smoky Mountain") a software and hardware developer of the financial transaction industry. The Company issued 500,000 shares of its common stock for all of the outstanding common stock of Smoky Mountain. This transaction has been accounted for as a pooling-of-interests.

     Prior to the acquisition, Smoky Mountain prepared its financial statements based on a December 31 year end. Smoky Mountain's fiscal year end has been changed to the last day of February to conform with the Company's year end. Supplemental consolidated financial statements have been prepared to give retroactive effect of the acquisition of Smoky Mountain. These financial statements will become the historical consolidated financial statements of UniComp, Inc. after annual financial statements covering the date of acquisition are issued.

     The supplemental consolidated financial statements and Report of Independent Accountants thereon for the years ended February 29, 1996 and February 28, 1995 and 1994 are attached hereto on pages F-1 through F - 23.

                         UNICOMP, INC. AND SUBSIDIARIES

                 SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

       FOR THE YEARS ENDED FEBRUARY 29, 1996, FEBRUARY 28, 1995 AND 1994

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors

of UniComp, Inc. and Subsidiaries:

We have audited the supplemental consolidated balance sheets of UniComp, Inc. and subsidiaries as of February 29, 1996 and February 28, 1995, the related supplemental consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended February 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental financial statements give retroactive effect to the merger of UniComp, Inc. and Smoky Mountain Technologies, Inc. on April 16, 1996, which has been accounted for as a pooling of interests as described in notes 1 and 3 to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling of interests method in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation; however, they will become the historical consolidated financial statements of UniComp, Inc. and subsidiaries after annual financial statements covering the date of consummation of the business combination are issued.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated balance sheets of UniComp, Inc. and subsidiaries at February 29, 1996 and February 28, 1995, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended February 29, 1996 in conformity with generally accepted accounting principles applicable after financial statements are issued for a period which includes the date of consummation of the business combination.




                                                Coopers & Lybrand L.L.P.

Atlanta, Georgia
August 23, 1996

UNICOMP, INC. AND SUBSIDIARIES
SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
February 29, 1996 and February 28, 1995



                                                                   FEBRUARY 29,  FEBRUARY 28,
                                                                       1996          1995

        ASSETS
Current assets:
 Cash and cash equivalents                                          $ 1,261,153    $   85,845
 Accounts and other receivables:
   Trade, net of allowance of $137,878 and $127,006 in
     1996 and 1995, respectively                                      4,721,909     3,575,491
   Receivables from related party                                       404,478       277,646
   Other receivables                                                    205,636       259,528
 Inventories                                                            715,944       531,888
 Prepaid expenses                                                       852,050       456,875
 Other                                                                  171,396         9,391
                                                                    -----------    ----------
        Total current assets                                          8,332,566     5,196,664
                                                                    -----------    ----------
Property and equipment, net                                           2,401,969     1,618,603
                                                                    -----------    ----------
Other assets:
 Acquired and developed software, net of accumulated amortization
   of $1,371,355 and $689,419 in 1996 and 1995, respectively          4,802,724     2,789,332
 Goodwill, net of accumulated amortization of $57,345
   and $0 in 1996 and 1995, respectively                                694,489       332,829
 Deferred tax asset                                                     348,638       540,000
 Valuation allowance                                                    -           (540,000)
 Other                                                                   91,667        20,683
                                                                    -----------    ----------
        Total other assets                                            5,937,518     3,142,844
                                                                    -----------    ----------
        Total assets                                                $16,672,053    $9,958,111
                                                                    ===========    ==========

The accompanying notes are an integral part of these supplemental consolidated financial statements.

UNICOMP, INC. AND SUBSIDIARIES
SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS (CONTINUED)
February 29, 1996 and February 28, 1995


                                                              FEBRUARY 29,  FEBRUARY 28,
                                                                  1996          1995

        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                            $ 2,128,526   $ 1,308,059
   Accrued expenses                                              1,195,896     1,016,267
   Deferred revenues                                             1,662,864     2,298,826
   Line of credit                                                1,078,933       661,750
   Income taxes payable                                            148,015       198,500
   Other accrued taxes                                             393,915        12,525
   Current portion of notes payable                                375,105       266,732
                                                               -----------   -----------
          Total current liabilities                              6,983,254     5,762,659
                                                               -----------   -----------
Long-term liabilities:
   Notes payable                                                 1,072,926       727,079
   Convertible notes                                             1,980,000       -
   Deferred income taxes                                           519,109       116,616
                                                               -----------   -----------
          Total long-term liabilities                            3,572,035       843,695
                                                               -----------   -----------
          Total liabilities                                     10,555,289     6,606,354
                                                               -----------   -----------
Commitments and contingencies (Note 10)

Stockholders' equity:
   Common stock:  $.01 par value, authorized 25,000,000 issued and outstanding, 5,163,432 and 5,001,234 at
     February 29, 1996 and February 28, 1995, respectively          51,634        50,012
   Additional contributed capital                                6,229,829     5,527,454
   Retained earnings (deficit)                                     475,636    (1,583,874)
                                                               -----------   -----------
                                                                 6,757,099     3,993,592

   Less treasury stock                                            (460,554)     (493,654)
   Cumulative translation adjustment                              (179,781)     (148,181)
                                                               -----------   -----------
          Total stockholders' equity                             6,116,764     3,351,757
                                                               -----------   -----------
          Total liabilities and stockholders' equity           $16,672,053   $ 9,958,111
                                                               ===========   ===========

The accompanying notes are an integral part of these supplemental consolidated financial statements.

UNICOMP, INC. AND SUBSIDIARIES
SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS for the years ended February 29, 1996 and February 28, 1995 and 1994



                                               1996         1995         1994
Revenues:
 Equipment and software                    $10,881,491  $ 8,911,948  $ 6,031,127
 Maintenance and services                   11,409,528    8,944,368    5,671,837
 Sound systems                                 -            468,268      503,392
                                           -----------  -----------  -----------
     Total revenues                         22,291,019   18,324,584   12,206,356
                                           -----------  -----------  -----------
Cost of sales:
 Equipment and software                      6,151,381    5,078,321    4,558,261
 Maintenance and support                     1,826,341    1,059,353      561,796
 Sound systems                                 -            304,570      286,612
                                           -----------  -----------  -----------
     Total cost of sales                     7,977,722    6,442,244    5,406,669
                                           -----------  -----------  -----------
Gross profit                                14,313,297   11,882,340    6,799,687
                                           -----------  -----------  -----------
Selling, general and
  administrative                            11,048,431    9,014,043    4,598,053
Depreciation expense                           709,858      651,551      597,424
                                           -----------  -----------  -----------
     Total operating expenses               11,758,289    9,665,594    5,195,477
                                           -----------  -----------  -----------
Operating income                             2,555,008    2,216,746    1,604,210

Other income (expense)
 Other, net                                    (41,701)     123,707       35,337
 Interest                                     (251,182)    (224,034)    (174,107)
                                           -----------  -----------  -----------
                                              (292,883)    (100,327)    (138,770)

Income before provision for
  income taxes                               2,262,125    2,116,419    1,465,440
                                           -----------  -----------  -----------
Provision for income taxes                    (202,615)    (494,741)    (255,291)
                                           -----------  -----------  -----------
Net income                                 $ 2,059,510  $ 1,621,678  $ 1,210,149
                                           ===========  ===========  ===========
Net income per share                       $      0.40  $      0.34  $      0.28
                                           ===========  ===========  ===========
Weighted average number
  of shares                                  5,188,092    4,710,228    4,343,501


The accompanying notes are an integral part of these supplemental consolidated financial statements.

UNICOMP, INC. AND SUBSIDIARIES
SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY for the years ended February 29, 1996 and February 28, 1995 and 1994



                                          COMMON              PREFERRED
                                          STOCK                STOCK
                                      ------------------   -------------------
                                        NUMBER               NUMBER                 ADDITIONAL    RETAINED        TOTAL
                                      OF SHARES            OF SHARES               CONTRIBUTED   EARNINGS    STOCKHOLDERS'
                                       ISSUED     AMOUNT    ISSUED      AMOUNT       CAPITAL     (DEFICIT)      EQUITY
Balance February 28, 1993             3,560,767  $ 35,608     10,000  $ (190,000)  $ 4,697,734  (4,337,285)     $  (35,398)

  Stock issued                          680,667     6,806                              925,993                     932,799
  Treasury stock purchased                                                                                        (350,000)
  Conversion of preferred stock         100,000     1,000    (10,000)    (10,000)        9,000                           0
  Subscription receivable                                                200,000      (200,000)                          0
  Shares issued to effect pooling of
    interest with Smoky Mountain        500,000     5,000                               (5,000)                          0
  Effect of shares issued by Smoky
    Mountain                                                                            33,186                      33,186
  Net income                                                                                     1,210,149       1,210,149
  Distribution by Smoky Mountain                                                                   (38,125)        (38,125)
  Change in cumulative translation
    adjustment                                                                                                      98,147
                                      ---------  --------    -------  ----------   -----------  ----------      ----------
Balance February 28, 1994             4,841,434    48,414      -           -         5,460,913  (3,165,261)      1,850,758

  Stock issued                          159,800     1,598                               98,541                     100,139
  Treasury stock purchased                                                                                        (143,654)
  Subscription receivable                                                              (82,000)                    (82,000)
  Effect of shares issued by Smoky
    Mountain                                                                            50,000                      50,000
  Net income                                                                                     1,621,678       1,621,678
  Distribution by Smoky Mountain                                                                   (40,291)        (40,291)
  Change in cumulative translation
    adjustment                                                                                                      (4,873)
                                      ---------  --------    -------  ----------   -----------  ----------      ----------
Balance February 28, 1995             5,001,234    50,012      -           -         5,527,454  (1,583,874)      3,351,757

  Stock issued                          162,198     1,622                              603,375                     604,997
  Change in treasury stock                                                                                          33,100
  Effect of shares issued by Smoky
    Mountain                                                                            99,000                      99,000
  Net income                                                                                     2,059,510       2,059,510
  Change in cumulative translation
    adjustment                                                                                                     (31,600)
                                      ---------  --------    -------  ----------   -----------  ----------      ----------
Balance February 29, 1996             5,163,432  $ 51,634      -      $     -      $ 6,229,829  $  475,636      $6,116,764
                                      =========  ========    =======  ==========   ===========  ==========      ==========

The accompanying notes are an integral part of these supplemental consolidated financial statements.

UNICOMP, INC. AND SUBSIDIARIES
SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS for the years ended February 29, 1996 and February 28, 1995 and 1994



                                                                   1996         1995         1994

Net cash provided (used) by operating activities:
  Net income                                                    $ 2,059,510  $ 1,621,678  $ 1,210,149
  Adjustments to reconcile net income to net cash
    provided by operations:
       Depreciation and amortization                              1,449,240      956,664      981,730
       Loss on disposition of equipment                              29,395            0            0
       Allowance for doubtful accounts                               10,872       60,812        7,000
       Deferred income taxes                                         60,855        7,825      338,624
       Changes in assets and liabilities:
         Accounts and other receivables                          (1,241,638)    (591,999)     (88,258)
         Inventories                                               (184,056)     (39,123)     273,355
         Prepaid expenses                                          (295,175)    (212,152)     294,702
         Accounts payable                                           820,467       19,459   (1,576,698)
         Accrued expenses                                           313,847      318,719            0
         Other accrued taxes                                        381,390       12,525            0
         Deferred revenues                                         (635,962)     738,925    1,285,341
         Income taxes payable                                       (50,485)     198,500            0
         Pension liability                                                0     (265,000)     241,178
         Other assets                                              (232,989)     (24,072)      (5,200)
                                                                -----------   ----------   ----------
          Net cash provided by operating activities               2,485,271    2,802,761    2,961,923
                                                                -----------   ----------   ----------

Cash flow from investing activities:
  Capital expenditures                                           (1,574,535)    (924,800)    (549,602)
  Proceeds from disposal of property and equipment                   51,916            0            0
  Acquired and developed software                                (2,695,328)  (1,067,783)    (379,713)
  Deferred acquisition costs                                              0            0      275,864
  Business disposition                                                    0     (154,208)           0
  Business acquisition                                             (422,083)     (78,558)  (2,208,198)
                                                                -----------   ----------   ----------
          Net cash used by investing activities                  (4,640,030)  (2,225,349)  (2,861,649)
                                                                -----------   ----------   ----------
Cash flow from financing activities:
  Proceeds from issuance of convertible notes, net                1,900,000            0            0
  Payments on notes payable                                        (228,291)    (463,702)  (1,245,017)
  Proceeds from borrowing                                         1,099,693      159,430            0
  Issuances of common stock, net                                    717,097       68,139      943,686
  Smoky Mountain distributions                                            0      (40,291)     (38,125)
  Receivables from related party                                   (126,832)    (214,850)     345,394
  Repurchase of treasury stock                                            0     (143,654)    (350,000)
                                                                -----------   ----------   ----------
          Net cash provided (used) by financing activities        3,361,667     (634,928)    (344,062)
                                                                -----------   ----------   ----------
Net increase (decrease) in cash                                   1,206,908      (57,516)    (243,788)

Effect of exchange rate changes on cash                             (31,600)      (4,873)      98,147

Cash and cash equivalents at beginning of year                       85,845      148,234      293,875
                                                                -----------   ----------   ----------
Cash and cash equivalents at end of year                        $ 1,261,153   $   85,845   $  148,234
                                                                ===========   ==========   ==========

The accompanying notes are an integral part of these supplemental consolidated financial statements.

UNICOMP, INC. AND SUBSIDIARIES
NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    BASIS OF PRESENTATION

    The supplemental consolidated financial statements have been prepared to give retroactive effect of the acquisition of Smoky Mountain Technologies, Inc. ("Smoky Mountain") as described in Note 3. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling-of-interests methods in financial statements that do not include the date of consummation. These financial statements reflect the financial position of the Company prior to the date of consummation; however, they will become the historical consolidated financial statements of UniComp, Inc. and subsidiaries after annual financial statements covering the date of consummation of the business combination are issued. The preparation of financial statements requires management to make estimates and assumptions underlying the reported amounts and disclosures. Amounts affected by these estimates include, but are not limited to, the estimated useful lives, related amortization expense and carrying values of the company's intangible assets and capitalized software development costs. Changes in the status of certain matters or facts or circumstances underlying these estimates could result in material changes to these estimates, and actual results could differ from these estimates.

    The financial statements include the accounts of the Company and its subsidiaries (the "Company") all of which are wholly owned. All material intercompany balances and transactions have been eliminated in consolidation. Certain amounts previously presented in the consolidated financial statements have been reclassified to conform to current presentation.

    REVENUE RECOGNITION

    The Company's revenues are generated primarily in the United Kingdom and the United States from licensing software products, the sale of computer equipment, and providing maintenance and support.

    Revenues from the sale of hardware, the Company's computer software products and the resale of third-party software are recognized upon delivery, customer acceptance, fulfillment of significant vendor obligations and determination that collectibility is probable. Revenue related to sales which impose significant vendor obligations on the Company are deferred until the obligations are satisfied. Revenues from consulting services are recognized as services are provided. Contract revenues from post-contract customer support are deferred and recognized over the life of the contract.

    FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

    All assets and liabilities in the balance sheet of a foreign subsidiary whose functional currency is other than the United States dollar are translated at the year-end exchange rate. Income statement items are translated at the average currency exchange rate for the period. Translation gains and losses are accumulated as a separate component of stockholders' equity and are not included in determining net income. Transaction gains and losses are included in the results of operations in the period which they occur and are not significant in any period presented.

    CASH AND CASH EQUIVALENTS

    Cash and cash equivalents includes all cash balances and highly liquid investments with an original maturity of three months or less. At times, cash in bank deposits may exceed the federally insured limits. The Company has not experienced and does not anticipate any losses from such accounts.

    INVENTORIES

    Inventories consist of equipment, services in process, computer hardware, and software available for resale. Inventories are stated at the lower of cost or market, cost being determined on a first-in first-out (FIFO) basis. Components of inventories are as follows:



                                                   1996       1995


        Services in process                     $   7,222  $ 110,085
        Computer hardware and software            708,722    421,803
                                                ---------  ---------
              Total                             $ 715,944  $ 531,888
                                                =========  =========


    PROPERTY AND EQUIPMENT

    Property and equipment, including certain equipment acquired under capital leases, are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets, except for leasehold improvements and capital leases which are amortized over the life of the related lease. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

    ACQUIRED AND DEVELOPED SOFTWARE

    In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed" (FAS 86), costs incurred to develop the Company's software products which are to be licensed to its customers and costs of purchased software are capitalized and amortized at the greater of the amount computed using the ratio of current product revenues as compared to the current and estimated future revenues of that product, or on a straight-line basis over the estimated life of the products, generally three to four years. All research and development costs incurred prior to technological feasibility or subsequent to general availability have been expensed in the period which they were incurred and totaled approximately $610,000, $235,000 and $42,000 in 1996, 1995, and 1994, respectively.

    Costs which are capitalized include direct and indirect costs associated with payroll, benefits and computer usage, among others. The Company capitalized software development costs of $2,695,328 (including $1,000,000 of purchased software), $1,067,783, and $379,713 during 1996, 1995, and 1994, respectively, with amortization of $681,936, $305,113, and $384,306 during the same periods. Capitalized software costs are net of amounts reimbursed by United Kingdom government grants totaling approximately $389,000, $369,000, and $285,000 in 1996, 1995, and 1994, respectively.

    The amount by which unamortized software costs exceeds the net realizable value, if any, is recognized as expense in the period it is determined.

    GOODWILL

    Goodwill is recorded upon acquisition and amortized on a straight-line basis over its estimated period of future benefit, generally ten years. The Company evaluates the recoverability of goodwill based upon a comparison of estimated undiscounted future cash flows from the related operations as compared with the carrying value of the respective assets. The amount by which unamortized goodwill exceeds future estimated cash flows, if any, is recognized as expense in the period it is determined.

    HEDGING

    The Company does not use hedging strategies to reduce the effects of unfavorable price movements on profitability as a result of fluctuations in foreign exchange rates.

    INCOME TAXES

    Income taxes are provided on taxable income at the statutory rates applicable to such income in the United States and the United Kingdom under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (FAS 109). Under FAS 109, the deferred tax liabilities and assets are determined based on temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes. These differences are primarily attributable to differences in the recognition of depreciation and amortization of property and equipment, intangible assets, and capitalized software development costs. Deferred income taxes of approximately $353,000 have not been provided on the cumulative undistributed earnings of foreign subsidiaries in the amount of $2,344,290 since such amounts are considered by management to be permanently reinvested.

    NET INCOME PER SHARE

    Net income per common and common equivalent share is based upon the weighted average of common and common equivalent shares outstanding during the year. Primary and fully diluted net income per share are the same.
    The weighted average number of shares outstanding for 1996 includes 294,656 common equivalent shares assuming the conversion of options and warrants which are dilutive. The weighted average number of shares outstanding for 1995 and 1994 include no common equivalent shares since dilutive securities do not reduce net income per share by at least 3%.

    NEW ACCOUNTING STANDARDS

    The American Institute of Certified Public Accountants has issued Statement of Position 93-7 (SOP 93-7), "Reporting on Advertising Costs," which is effective for fiscal years beginning after June 15, 1994. SOP 93-7 generally requires that advertising costs, with certain exceptions, be expensed as incurred. As the Company has historically expensed advertising costs as incurred, the effects of the Company's adoption of SOP 93-7 during fiscal year 1996 did not have a material effect on the Company's consolidated financial statements. Advertising expenses for 1996, 1995 and 1994 were approximately $200,000, $180,000 and $150,000, respectively.

    In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Assets to be Disposed Of" (FAS 121). The Statement requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the expected future cash flows of those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be sold or discarded. The Company will adopt FAS 121 in fiscal year 1997. The effect of adoption is not expected to be material to the Company's financial position or results of operations.

    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). This Statement requires that companies with stock-based compensation plans either recognize compensation expense based on new fair value accounting methods or continue to apply the provisions of Accounting Principles Board Opinion No. 25 and disclose pro forma net income and earnings per share assuming the fair value method had been applied. The Company will adopt the disclosure method in fiscal year 1997 and the adoption is not expected to have a material effect on the Company's financial position or results of operations.


2.  PROPERTY AND EQUIPMENT:

    The components of property and equipment at February 29, 1996 and February 28, 1995 are as follows:

                                    ESTIMATED
                                     USEFUL
                                      LIFE
                                     (YEARS)      1996         1995

Buildings                              20      $   964,054  $   161,501
Land                                   N/A          58,737       57,066
Leasehold improvements                5-10         421,071      434,714
Computer equipment                     3-5       1,720,167    1,872,739
Capitalized leases                     2-5         312,649      335,033
Computer software                       3          148,237      210,766
Furniture and fixtures                  5          761,982      752,806
Vehicles                               2-4         139,207      188,082
                                               -----------  -----------
                                                 4,526,104    4,012,707
Less accumulated depreciation                   (2,124,135)  (2,394,104)
                                               -----------  -----------
                                               $ 2,401,969  $ 1,618,603
                                               ===========  ===========

3.  BUSINESS COMBINATIONS AND DISPOSAL:

    ACQUISITION OF SMOKY MOUNTAIN TECHNOLOGIES, INC.

    On April 16, 1996, the Company completed its acquisition of Smoky Mountain, a software and hardware developer for the financial transaction industry. The Company issued 500,000 shares of its common stock for all of the outstanding common stock of Smoky Mountain. This transaction has been accounted for as a pooling of interests, therefore, these financial statements have been restated to reflect this merger.

    Smoky Mountain prepared its financial statements on a December 31 year end. Smoky Mountain's fiscal year end has been changed to the last day of February to conform with the Company's year end.

    The stockholders' equity accounts have been adjusted to reflect the 149 shares of Smoky Mountain preferred stock which were converted into 6,037 shares of Smoky Mountain common stock. Adjustments have also been made to reflect the conversion of all Smoky Mountain common stock into 500,000 shares of the Company's common stock. No other adjustments were required to reflect the consolidation of Smoky Mountain into the Company since the accounting policies of Smoky Mountain prior to the transaction were substantially the same as the Company's and prior to the date of the acquisition there were no transactions between the companies.

    Smoky Mountain's revenues and net income included in the Company's consolidated statements of operation for the three years ended February 29, 1996 and February 28, 1995 and 1994 are summarized as follows:



                    FOR THE YEAR ENDED FEBRUARY 29, 1996
                   --------------------------------------
                                    SMOKY
                      UNICOMP     MOUNTAIN      TOTAL

Revenues            $ 21,305,287  $ 985,732  $ 22,291,019
Net income (loss)      2,061,938     (2,428)    2,059,510



                    FOR THE YEAR ENDED FEBRUARY 28, 1995
                   --------------------------------------
                                    SMOKY
                      UNICOMP     MOUNTAIN      TOTAL

Revenues            $ 17,798,566  $ 526,018  $ 18,324,584
Net income (loss)      1,637,715    (16,037)    1,621,678

             FOR THE YEAR ENDED FEBRUARY 28, 1994
            --------------------------------------
                            SMOKY
               UNICOMP     MOUNTAIN     TOTAL

Revenues     $ 12,157,833  $ 48,523  $ 12,206,356
Net income      1,186,124    24,025     1,210,149


    ADVEC LIMITED

    On August 1, 1995, the Company acquired certain assets and liabilities of Advec Limited in the United Kingdom under an asset purchase agreement for approximately $418,000. The acquisition has been accounted for as a purchase and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair values at the date of acquisition. The results of operations have been included from August 1, 1995. The excess consideration above the fair value of net assets acquired of approximately $395,000 has been recorded as goodwill. Supplemental pro forma information for the results of operations is not presented since the amounts are not material to the Company's consolidated financial position and results of operations.

    DOMINION SOUND SYSTEMS, PLC.

    On November 30, 1994, the Company sold the capital stock of Dominion in exchange for the assumption of the net liabilities of Dominion in the amount of $154,208. This amount was recognized in 1995 and is included in other income.

    CI COMPUTER SOFTWARE LIMITED

    On September 18, 1994, the Company acquired the capital stock of CI Computer Software Limited, a United Kingdom company, in exchange for $20, assumption of net liabilities and forgiveness of a working capital advance in the amount of approximately $200,000. The business combination was accounted for as a purchase and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair values at the date of acquisition. The results of operations are included from September 18, 1994, the date of acquisition. The excess consideration above the fair value of net assets acquired of approximately $333,000 has been recorded as goodwill.

    ICS COMPUTING GROUP LIMITED

    On May 21, 1993, the Company acquired Questgold Technology Limited ("Questgold"), a United Kingdom company, for approximately $4.1 million. The business combination was accounted for as a purchase and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair values at the date of acquisition. The results of operations are included from May 21, 1993, the date of acquisition. On June 15, 1993, Questgold changed its name to ICS Computing Group Limited.

4.  INCOME TAXES:

    The significant components of income tax expense (benefit) are as follows (all amounts are in thousands):



                       1996   1995   1994

Current provision:
  Federal             $  14  $   -  $   -
  State                  43     11      -
  Foreign                80    188     12

Deferred provision:
  Federal              (307)   (14)     -
  State                   -      -      -
  Foreign               373    310    243
                      -----  -----  -----
                      $ 203  $ 495  $ 255
                      =====  =====  =====


    A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows (all amounts are in thousands):



                                                             1996   1995   1994

   Income tax at statutory rate                              $ 770  $ 716  $ 490
   State income taxes (net of federal tax deduction)            29      7      0
   Impact of foreign taxes                                     (52)  (126)   (61)
   Utilization of federal net operating losses                (238)  (112)  (188)
   Reduction of deferred tax asset valuation
     allowance                                                (302)     -      -
   Other                                                        (4)    10     14
                                                             -----  -----  -----
         Tax expense                                         $ 203  $ 495  $ 255
                                                             =====  =====  =====

    The deferred tax asset was offset by a 100% valuation allowance for 1995 and 1994. Based upon the performance of the United States subsidiaries, the Company determined that a valuation allowance related to the deferred tax asset in the United States was not required as of February 29, 1996. As a result, the Company reduced the valuation allowance by $238,000 for current year utilization of the federal net operating loss and recorded a credit of $302,000 to tax expense to reduce the valuation allowance to zero. The deferred tax liability recorded is principally due to temporary differences as a result of the timing of recognition of the capitalization and amortization of internally developed software costs and the amortization of goodwill. The components of the deferred tax asset are as follows (all amounts are in thousands):



                                                       1996   1995   1994

   Cumulative U.S. NOL's at statutory rate             $ 302  $ 540  $ 736
   Cumulative U.K. NOL's at statutory rate                40      -      -
   Alternative minimum tax credit carryforward             7      -      1
                                                       -----  -----  -----
        Gross deferred tax asset                       $ 349  $ 540  $ 737
                                                       =====  =====  =====


    As of February 29, 1996, the Company has net operating loss carryforwards, subject to certain limitations under the provisions of Internal Revenue Code Section 382, that expire February 28, 2003 through 2007, respectively, of $54,653, $320,000, $44,371, $264,891, and $289,327.


5.  RELATED PARTY TRANSACTIONS:

    Accounts and other receivables from related parties at February 29, 1996 and February 28, 1995 are comprised of $404,478 and $277,646, respectively, due from affiliated companies or officers which have borrowed funds from the Company principally in the form of unsecured 10% notes which mature within one year from February 29, 1996.

6.  LEASES:

    The Company leases office space and automobiles under non-cancelable operating leases. Rental expense for the years ended 1996, 1995 and 1994 were $1,033,006, $869,586 and $793,026, respectively. In addition, the Company leases certain computers under capital leases.

    Future minimum lease payments for operating leases and capital leases at February 29, 1996 are as follows:



                                                  OPERATING   CAPITAL
                                                   LEASES      LEASES

               1997                              $   729,092  $ 55,197
               1998                                  604,839    16,150
               1999                                  379,156
               2000                                  259,114
               2001                                   28,182
               Thereafter                             28,182
                                                 -----------  --------
                                                 $ 2,028,565  $ 71,347
                                                 ===========  ========


7.  LINE OF CREDIT:

    The Company maintains a line of credit in the United Kingdom which is secured by certain accounts receivables. The line of credit is utilized for short-term borrowing for general corporate use. Interest is charged based on the average outstanding balance at a variable rate which was 8% as of February 29, 1996. The outstanding balance on the line of credit was $1,078,933 and $661,750 at February 29, 1996 and February 28, 1995,
    respectively.

8.  LONG-TERM DEBT:

    NOTES PAYABLE

    Notes payable as of February 29, 1996 and February 28, 1995 are as follows:



                                                                                               1996              1995

Notes payable to a United Kingdom bank, interest at a variable rate, currently 8%, collateralized by a building in the U.K., payable in
  quarterly installments of $17,300 commencing October 1995                               $   654,075          $       0

Notes payable to a United Kingdom bank, interest at a rate of 8.5%, collateralized by accounts receivable and other assets of the
  Company, payable in quarterly installments of $38,200
   commencing March 1995                                                                      612,000            790,000

Other                                                                                         181,956            203,811
                                                                                          -----------          ---------
      Total notes payable                                                                   1,448,031            993,811

Less:  current portion                                                                        375,105            266,732
                                                                                          -----------          ---------
                                                                                          $ 1,072,926          $ 727,079
                                                                                          ===========          =========


    Maturities of long-term debt are as follows:



            1997                                                                         $   375,105
            1998                                                                             250,853
            1999                                                                             222,000
            2000                                                                             222,000
            2001                                                                              70,000
            Thereafter                                                                       308,073
                                                                                         -----------
                                                                                         $ 1,448,031
                                                                                         ===========


    CONVERTIBLE NOTES

    In December 1995, the Company issued $2,000,000 of two-year 7% convertible notes. The notes are convertible at the holder's option as follows: 20% of the principal and accrued interest are convertible 61 days after issuance with an additional 20% convertible each subsequent 10 days into shares of common stock at the lesser of $5.75 per share or 85% of the market price of the common stock on the date of conversion. As of February 29, 1996, $20,000 in principal and the related accrued interest thereon had been converted into 3,478 shares of common stock.

9.  STOCKHOLDERS' EQUITY:

    The Company has an incentive plan under which options to purchase shares of the Company's common stock have been granted to eligible employees. There are 1,200,000 shares of common stock available for award under the plan which is administered by the Compensation Committee of the Board of Directors.

    Option activity under the stock option plan is summarized as follows:



                                                                            FEBRUARY 29,   FEBRUARY 28,  FEBRUARY 28,
                                                                               1996          1995          1994

Shares under option at beginning of year                                      980,000       690,000          -

      Granted                                                                  12,500       300,000       690,000
      Exercised                                                              (162,500)         -             -
      Forfeited                                                              (257,500)      (10,000)         -
                                                                             --------       -------       -------
Shares under option at end of year                                            572,500       980,000       690,000
                                                                             ========       =======       =======
Shares under option exercisable at end of year                                 70,000          -             -
                                                                             ========       =======       =======
Shares available for future grant                                             465,000       220,000       510,000
                                                                             ========       =======       =======


    The exercise price of options exercised under the plan, during 1996 were $3.31 to $4.41. The exercise prices of shares under option at February 29, 1996 were $3.31 to $4.41.

    All options granted have exercise prices of 100% of market value at date of grant and are generally exercisable at the rate of 25% per year beginning two years from date of grant. Options expire 10 years from the date of grant.

    In accordance with the issuance of the convertible notes, the Company granted warrants to purchase 25,000 shares of the Company's stock at $6.90, the fair value of the common stock at the date of grant. As of February 29, 1996, the warrants have not been exercised.

    The Company granted 4,800, 9,800, and 1,000 shares of common stock to outside directors during 1996, 1995 and 1994, respectively, and recognized $24,000, $24,570, and $900 of expense related to these transactions during the same periods. Additionally, in 1994, the Company issued 63,000 common shares to holders of a bridge loan in accordance with the terms of the subscription agreement. The Company recognized expense of $56,700 associated with this transaction.

    The Company holds 133,400 shares of Common Stock at cost in treasury at February 29, 1996. 100,000 shares were given to the Company during fiscal year ended February 28, 1994 as payment for debt owed to the Company. In November 1994, 40,000 shares were reacquired from a previous officer of Dominion Sound Systems. Subsequently in 1995, 6,600 shares were issued to a director for services for which the Company recognized $16,170 of expense. Treasury stock is held at cost and presented as a reduction of stockholders' equity.


10. COMMITMENTS AND CONTINGENCIES:

    The Company is not presently a party to any material litigation, nor to the knowledge of management is any material litigation threatened against the Company. There are no significant pending legal proceedings, other than routine litigation incidental to the Company's business.


11. SUPPLEMENTAL CASH FLOW INFORMATION:

    Cash paid for interest totaled $249,307, $245,682 and $215,607 in 1996, 1995 and 1994, respectively.

    The Company paid income taxes of $262,559 and $12,684 in 1996 and 1995. The Company paid no income taxes in 1994.

    During 1996, convertible notes with principal amounts of $20,000 were converted into 3,478 shares common stock.


12. SEGMENT INFORMATION:

    The Company operates in a single industry segment of marketing of computer hardware and software, software support services and software development services.

    A summary of operations by geographic area follows:

                                                        U.S.          U.K.
                                                     OPERATIONS    OPERATIONS
      FISCAL YEAR 1996

      Revenues                                       $ 3,632,543  $ 18,658,476
      Cost of sales                                    1,044,433     6,933,289
      Gross profit                                     2,588,110    11,725,187
      SG&A expense                                     2,087,798     8,960,633
      Depreciation                                        59,082       650,776
      Operating income                                   441,230     2,113,778

      Total assets                                   $ 3,498,816  $ 13,173,237

                                                        U.S.          U.K.
                                                     OPERATIONS    OPERATIONS
    FISCAL YEAR 1995

    Revenues                                         $ 2,796,697  $ 15,527,887
    Cost of sales                                        905,517     5,536,727
    Gross profit                                       1,891,180     9,991,160
    SG&A expense                                       1,294,026     7,720,017
    Depreciation                                          57,108       594,443
    Operating income                                     291,510     1,925,236

    Total assets                                     $ 1,068,747   $ 8,889,364



    FISCAL YEAR 1994

    Revenues                                         $ 2,636,215  $ 9,570,141
    Cost of sales                                      1,308,040    4,098,629
    Gross profit                                       1,328,175    5,471,512
    SG&A expense                                         823,676    3,774,377
    Depreciation and amortization                         39,490      557,934
    Operating income                                     618,984      985,226

    Total assets                                     $ 1,085,392  $ 6,224,991


    The Company sells its product and services to a variety of customers. No individual customer accounted for more than 10% of Company revenues during fiscal years 1996, 1995 and 1994.


13. PENSIONS:

    The Company's U.K. subsidiaries operate a pension plan which is designed to provide death and retirement benefits for eligible employees. The pension costs are assessed in accordance with the advice of a qualified actuary. Actuarial assumptions used at February 29, 1996 included a 9% long-term rate of return on assets, a 8.5% discount rate and salary increase of 5.5%.

    - All employees over 25 years of age are eligible for the scheme.

    - Benefit formula: annual pension to be 1/60 of final pensionable salary for each year of pensionable service subject to a maximum fraction of 2/3.

    - Funding policy: the employer contributes to the fund at rates determined by the actuary. Employees contribute in accordance with the plan.

    - Assets held are fixed interest securities and deferred annuities insurance policies.

    Cost components for 1996 (in 000's):


       Service cost                                              $ 116
       Interest cost                                               318
       Return on assets                                           (360)
       Amortization and deferral of period service costs            11
                                                                 -----
          Net periodic pension cost                              $  85
                                                                 =====


    Reconciliation of funded status as of February 29, 1996 (in 000's):



  Accrued benefits obligation               $ 3,481
                                            =======

  Project benefit obligation                $ 3,638
  Assets at market value                      3,820
                                            -------
       Funded status                            182

  Unrecognized transition asset                 (59)
  Unrecognized loss                             104
                                            -------
       Prepaid pension expense              $   227
                                            =======


14. FOURTH QUARTER ADJUSTMENTS:

    During the fourth quarter of 1996, the Company recorded an income tax provision principally in the United Kingdom in the amount of $258,000. The effective tax rate used during the year reflected anticipated foreign tax rates and tax planning alternatives during the quarterly periods and was adjusted to the actual amounts in the fourth quarter. Additionally, in the fourth quarter, the Company recognized a credit to tax expense of $302,000 related to recognition of the United States deferred tax asset when the Company determined that it was more likely than not that the deferred tax asset would be realized in future periods.

    Also, during the fourth quarter of fiscal year 1996, the Company recorded a $227,000 credit related to the defined benefit pension plan in the United Kingdom based on the computation of its actuarial determination of net periodic pension cost in the fourth quarter.

15. SIGNIFICANT RISKS AND UNCERTAINTIES:

    The Company's operating results and financial condition can be impacted by a number of factors, including but not limited to any of the following which could cause actual results to vary materially from current and historical results or the Company's anticipated future results.

    The Company's business is focused principally on developing and marketing platform-migration software and development tools that enable users to migrate applications written for proprietary IBM mid-range computer systems to portable operating systems such as UNIX and Windows NT in the United States and the United Kingdom. Product revenues to be received from the Company's UNIBOL products are difficult to forecast because of the evolving product lifecycle for the UNIBOL36 product and the recent introduction of the UNIBOL 400 product. The Company's success will depend on the level of market acceptance and enhancements to the market on a timely and cost effective basis, and maintain a labor force sufficiently skilled to compete in the current environment.

    While management believes that the Company's financing needs for the foreseeable future will be satisfied from cash flows from operations and the Company's existing credit facilities, unforeseen events and adverse economic or business trends may significantly increase cash demands beyond those currently anticipated that affect the Company's ability to generate/raise cash to satisfy financing needs.

    The Company derives net revenues primarily from its operations in Northern Ireland. It is reasonably possible that this concentration of revenues makes the Company vulnerable to the risk of a near-term severe impact on consolidated net revenues due to unforeseen political and economic forces as well as exchange rate fluctuations.

    As a result of the above and other factors, the Company's operations and financial position can vary significantly from quarter-to-quarter and year-to-year. These variations may contribute to volatility in the market for the Company's common stock.

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                          ____________________________

                               TABLE OF CONTENTS

                                                         Page
               PROSPECTUS SUMMARY ....................    1

               RISK FACTORS ..........................    3

               THE COMPANY ...........................    8

               USE OF PROCEEDS .......................    9

               SELLING SHAREHOLDERS ..................   10

               PLAN OF DISTRIBUTION ..................   10

               DESCRIPTION OF SECURITIES TO BE
                 REGISTERED ..........................   11

               EXPERTS ...............................   12

               LEGAL MATTERS .........................   12

               MATERIAL CHANGES ......................   13






                                 UNICOMP, INC.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


Securities and Exchange Commission initial registration fee  $   255.95
Legal, accounting and other expenses                          15,000.00*
                                                             ----------
 Total                                                       $15,255.95

* Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Colorado law permits extensive indemnification of present and former directors, officers, employees or agents of a Colorado company, whether or not authority for such indemnification is contained in the indemnifying company's articles of incorporation or bylaws. Specific authority for indemnification of present and former directors and officers, under certain circumstances, is contained in paragraph 12 of the Registrant's Amended and Restated Bylaws (the "Bylaws"). Under Colorado law, for a company to provide indemnification, a disinterested majority of the company's board of directors, independent legal counsel, a court or the shareholders must find that the director, officer, employee or agent acted, or failed to act, in good faith and in a manner he or she reasonably believed, in the case of conduct in his or her official capacity with the company, was in the best interests of the company or, in all other cases, was at least not opposed to the company's best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Statutory indemnification is permissive, except in the event of a successful defense, in which case, unless limited by the articles of incorporation, a director, officer, employee or agent must be indemnified against reasonable expenses incurred by him or her in connection therewith. Indemnification is permitted with respect to expenses, judgments, fines and amounts paid in settlement by such persons.

     The Registrant's Bylaws provide that the Registrant may indemnify any person who was or is made a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Registrant), by reason of the fact that he or she is or was a director, officer, employee, fiduciary or agent of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed, to the best interests of the Registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     The Registrant's Bylaws also provide that the Registrant may indemnify a person who was or is made a party or is threatened to be made a party to any proceeding by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee, fiduciary or agent of another corporation or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Registrant. No indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Registrant unless and only to the extent that the court in which the action is brought determines that in view of all the circumstances such person is fairly and reasonably entitled to indemnification for expenses which the court deems proper.

     The Registrant's Bylaws also provide that to the extent that an authorized representative of the Registrant who neither was nor is a director or officer of the Registrant has been successful on the merits or otherwise in defense of any action, suit or proceeding, he or she shall be indemnified by the Registrant for and against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. Such an authorized representative may, at the discretion of the Registrant's Board of Directors, be indemnified by the corporation in certain circumstances to the same extent he or she would have been had he or she been a director of officer of the Registrant.

     A determination of whether indemnification is proper shall be made by the Board of Directors by a majority vote of a quorum consisting of disinterested directors or, if such a quorum is not obtainable or, even if obtainable, as a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the Registrant's shareholders. The Registrant shall advance expenses (including attorneys' fees) upon receipt of an undertaking by or on behalf of the director to repay such amount unless it is determined that he or she is entitled to be indemnified.

     In order to induce qualified and essential persons to serve as members of the Board of Directors or officers of the Company, the Company believes it is advantageous to enter into indemnification agreements. As such, the Company has entered into indemnification agreements with its officers and members of the Board of Directors.

ITEM 16.  LIST OF EXHIBITS


                Exhibit No.         Description
                -----------  ----------------------------------
                 5.1         Opinion of Snell & Wilmer
                23.1         Consent of Independent Accountants
                23.2         Consent of Snell & Wilmer (included in Opinion
                             filed as Exhibit No. 5.1)
                  24         Power of Attorney (see page II-4)
                  27         Financial Data Schedule (for SEC use only)


        ITEM 17.  UNDERTAKINGS

            The undersigned Registrant hereby undertakes:


           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                 (i) to include any prospectus required by Section
            10(a)(3) of the Act;

                 (ii) to reflect in the prospectus any facts or
            events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, an increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Section 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                 (iii) to include any material information with
            respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraph (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8, or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

           (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

           (4) That, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange

      Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification by the Company for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Marietta, Georgia, on the 6th day of September, 1996.

                                      UNICOMP, INC.


                                      By:  /s/ Stephen A. Hafer
                                         -----------------------------------
                                           Stephen A. Hafer
                                           Chairman of the Board, President,
                                           Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated, including a majority of the Company's Board of Directors. Each person whose signature appears below hereby authorizes and appoints Stephen A. Hafer as attorney-in-fact, to sign in his name and behalf, individually and in each capacity designated below, and to file any amendments, including post-effective amendments, to this Registration Statement.


           Signature              Title                                Date
           ---------              -----                                ----
        /s/ Stephen A. Hafer      Chairman of the Board, President    9/6/96
       -----------------------    and Chief Executive Officer
           Stephen A. Hafer       (Principal Executive Officer)

        /s/ L. Allen Plunk        Chief Financial Officer (Principal  9/6/96
       -----------------------    Accounting Officer)
            L. Allen Plunk

       /s/ John Patrick Henry     Director                            9/6/96
       -----------------------
           John Patrick Henry

       /s/ Nelson J. Millar       Director                            9/6/96
       -----------------------
           Nelson J. Millar

       /s/ Thomas Zimmerer        Director                            9/6/96
       -----------------------
           Thomas Zimmerer